SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

Commission File Number: 0-22286

                       Taro Pharmaceutical Industries Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   Italy House, Euro Park, Yakum 60972, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

              The following is included in this Report on Form 6-K:

               1. English summary of the registrant's filings in Hebrew with the Israeli Registrar of Companies during April 2003.

                               SUMMARY OF FILINGS
                               ------------------

           During April 2003, Taro Pharmaceutical Industries Ltd. (the "Registrant") filed with the Israeli Registrar of Companies reports of the following issuances of ordinary shares of the Registrant (par value NIS 0.0001 per ordinary share):


------------------------------------------------------ ---------------------- ------------------ -------------------------------
                                                                              NUMBER OF SHARES       PRICE PER SHARE (NIS)
                     SHAREHOLDER                               DATE
------------------------------------------------------ ---------------------- ------------------ -------------------------------
Marton Klein                                                 2/27/2003               25                       12.05
------------------------------------------------------ ---------------------- ------------------ -------------------------------
Dick Guest                                                   3/6/2003               1,250                      32.14
------------------------------------------------------ ---------------------- ------------------ -------------------------------
Adrian Rebello                                               3/6/2003                74                        11.97
------------------------------------------------------ ---------------------- ------------------ -------------------------------
Barry Fishman                                                3/13/2003             30,000                      24.39
------------------------------------------------------ ---------------------- ------------------ -------------------------------
Barry Fishman                                                3/13/2003              1,000                      61.78
------------------------------------------------------ ---------------------- ------------------ -------------------------------
Silkander Remtulla                                           3/17/2003               25                        11.99
------------------------------------------------------ ---------------------- ------------------ -------------------------------
Susi Antoniuk                                                3/19/2003               25                        11.99
------------------------------------------------------ ---------------------- ------------------ -------------------------------
Walter Jenkins                                               3/25/2003              1,000                      14.25
------------------------------------------------------ ---------------------- ------------------ -------------------------------
Hermona Hills                                                3/26/2003              4,500                      15.89
------------------------------------------------------ ---------------------- ------------------ -------------------------------
Tim Conliffe                                                 3/27/2003               25                        11.70
------------------------------------------------------ ---------------------- ------------------ -------------------------------
Bogumila Lysenko                                             4/4/2003                50                        11.61
------------------------------------------------------ ---------------------- ------------------ -------------------------------
Dhaniram Bishundeo                                           4/7/2003                25                        11.56
------------------------------------------------------ ---------------------- ------------------ -------------------------------
Alok Sadana                                                  4/7/2003                25                        11.56
------------------------------------------------------ ---------------------- ------------------ -------------------------------
Karl Nursch                                                  4/7/2003                100                       11.33
------------------------------------------------------ ---------------------- ------------------ -------------------------------
Karl Nursch                                                  4/7/2003                100                       11.56
------------------------------------------------------ ---------------------- ------------------ -------------------------------
Hermona Hills                                                3/26/2003              4,500                      15.70
------------------------------------------------------ ---------------------- ------------------ -------------------------------
Robert Mauro                                                 4/9/2003                500                       11.51
------------------------------------------------------ ---------------------- ------------------ -------------------------------


                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Taro Pharmaceutical Industries Ltd.



Date:  May 19, 2003                        By:/s/ Kevin Connelly
                                              ----------------------------------
                                              Kevin Connelly
                                              Senior Vice President and Chief
                                              Financial Officer